July 28, 2010
By EDGAR Transmission
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Attention: Pamela A. Long

Re:	Lennar Corporation Registration Statement on Form S-4 Filed June 18, 2010 File No. 333-167622
This is to supplement the letter from Lennar Corporation (“Lennar”) dated July 28, 2010 regarding Registration Statement File No. 333-167622 (the “Registration Statement”).
Lennar confirms that it is registering an exchange offer that is the subject of the Registration Statement in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in the Exxon Capital Holdings Corp. (May 13, 1988), Morgan Stanley & Co. Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993) SEC No-Action Letters.
Lennar represents to the Staff that:
(1)	Neither Lennar nor its affiliates have entered into any arrangement or understanding with any person, including any broker-dealer, to distribute the securities to be received in the exchange offer and, to the best of Lennar’s information and belief, each person participating in the exchange offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer.
(2)	Lennar will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any securityholder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (i) could not rely on the Staff’s position enunciated in Exxon Capital Holdings Corp. and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction.
(3)	Lennar acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(4)	Lennar will make each person participating in the exchange offer aware that any broker-dealer who holds Series A Notes (i.e. Notes issued in the offering that was exempt from registration under the Securities Act of 1933, as amended) for its own account as a result of market-making activities or other trading activities may participate in the exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with either Lennar or any of its affiliates to distribute the Series B Notes (i.e. Notes that are the subject of the Registration Statement and are being offered in the exchange offer).
(5)	Lennar will make each person participating in the exchange offer aware that any broker-dealer who holds Series A Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Series B Notes in exchange for those Series A Notes in the exchange offer may be a statutory underwriter and must therefore deliver a prospectus which meets the requirements of the Securities Act of 1933, as amended, in connection with the resale of those Series B Notes.
(6)	Lennar will include in the letter of transmittal or similar documentation to be executed by a person participating in the exchange offer the following representations by the person who submits the letter of transmittal or similar document:
(i) If the exchange offer participant is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in a distribution of the Series B Notes; and
(ii) If the exchange offer participant is a broker-dealer holding Series A Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of those Series B Notes received in respect of the Series A Notes pursuant to the exchange offer. Such acknowledgement may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter” within the meaning of the Securities Act of 1933.
     If you would like to discuss any other matters relating to the Registration Statement, please contact me at (305) 229-6584 or David Bernstein of K&L Gates LLP at (212) 536-4029.

Sincerely,
/s/ Mark Sustana
Mark Sustana
General Counsel and Secretary Lennar Corporation

cc: Sherry Haywood
     Dietrich King